August 13, 2015

Securities and Exchange Commission
100 F Street, NE
Washington, DC

Re:	SEC File No. 024-10466
	Withdrawal of Registration Statement on Form 1-A-W

To Whom It May Concern:

On behalf of Tuscan Gardens Secured Income Fund, LLC, I am requesting the* withdrawal of SEC File No. 024-10466, which should have been filed as an* amendment to File No. 024-10455, but was erroneously filed as a seperate* Registration Form 1-A.

No securities were sold under the preliminary offering statement.

Please feel free to contact me if further information is required.

Respectfully,

Laurence J. Pino, Esq.
CEO